FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2004

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F  X    Form 40-F
                                   ----            ----
            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                                Yes         No  X
                                   ----       ----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

         An announcement on Results of Power Generation in First Quarter of 2004, made on April 8, 2004, in English by Huaneng Power International Inc.



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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                            -------------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     April 8, 2004


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]

        (a Sino-foreign joint stock limited company incorporated in the
                         People's Republic of China)

                               (Stock Code: 902)

             Results of Power Generation in First Quarter of 2004

Huaneng Power International, Inc. (the "Company") announced its power generation in the first quarter of 2004.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Based on preliminary statistics, as of 31st March 2004, the Company's total power generation based on a consolidated basis for the first quarter of 2004 was 24.56 billion kWh, an increase of 24.04% over the same period last year on the same basis. Among the power plants of the Company, Fuzhou Power Plant, Jining Power Plant, Nantong Power Plant and Shanghai Shidongkou Second Power Plant have achieved relatively high increase rates in power generation.

The increase in power generation of the Company's power plants was mainly attributable to the following reasons:

1. Stable generation capacity of the newly operated generating units 5 and 6 of Jining Power Plant (2 x 135 MW);

2. Increase in power generation was contributed by Xindian Power Plant and Yushe Power Plant, which were acquired in 2003;

3. Significant increase in power consumption in the regions where the Company's power plants operated, thereby providing the conditions for the growth of the Company's power generation;

4. The effective arrangement of maintenance programs during the Chinese New Year and the improved reliability of the Company's generating units, together with stable coal supply, thereby assuring the growth in the Company's power generation; and

5. The Company's enhanced sales and marketing efforts, as well as its enlarged market shares.

The power generation of each of the Company's power plants for the first quarter of 2004 was, respectively, as follows (in billion kWh):

Dalian                       2.29       Dezhou                          3.08
Fuzhou                       2.53       Jining                          0.60
Nantong                      2.14       Weihai                          1.20
Shangan                      1.91       Shanghai Shidongkou First       2.08
Shanghai Shidongkou Second   2.22       Changxing                       0.49
Shantou Coal-fired           0.97       Taicang                         1.09
Shantou Oil-fired            0.10       Huaiyin                         0.69
Dandong                      1.09       Yushe                           0.38
Nanjing                      1.12       Xindian                         0.58

                                                           By Order of the Board
                                                                Huang Long
                                                             Company Secretary

The Company's Board of Directors comprises of:

Li Xiaopeng (Non-executive director)       Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)     Zheng Jianchao (Independent director)
Ye Daji (Executive director)               Qian Zhongwei (Independent director)
Huang Jinkai (Non-executive director)      Xia Donglin (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)

8th April 2004
Beijing, the PRC